SE(

19008284

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65495

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spoonhill Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

794 Jerusalem Road
(No. and Street)

Cohasset	MA	02025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Mellor 617-367-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP
(Name – *if individual, state last, first, middle name*)

53 State Street	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 01 2019
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Tom Mellor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spoonhill Asset Management, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CHRIS J. LEE
Notary Public
Massachusetts
My Commission Expires
Oct 11, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPOONHILL ASSET MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	260,704
Incentive fees receivable		107,720
Total assets	$	368,424

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses	$	14,167
Stockholder's equity:		
Common stock - no par value; authorized, 1,500 shares; issued and outstanding, 1,000 shares		60,000
Retained earnings		294,257
Total stockholder's equity		354,257
Total liabilities and stockholder's equity	$	368,424

The accompanying notes are an integral part of these financial statements.

MARCUM
ACCOUNTANTS ▲ ADVISORS

February 27, 2019

Spoonhill Asset Management, Inc.
Roxane Mellor, Chief Financial Officer
Thomas R. Mellor, Board of Directors
794 Jerusalem Road
Cohasset, MA 02025

In connection with our audit of the financial statements of Spoonhill Asset Management, Inc. (the "Company"), as of December 31, 2018 and for the year then ended, professional standards require that certain matters related to the conduct of our audit are communicated to those who have responsibility for oversight of the financial reporting process (hereafter referred to as the "Audit Committee"). As required by those standards, the objectives of the audit, our responsibilities under standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), and management's responsibilities have been communicated to you in our engagement letter dated December 7, 2018. Such standards also require the auditor to ensure that the Audit Committee receives additional information regarding the audit that may assist the Audit Committee in overseeing the financial reporting and disclosure process, for which management is responsible.

1. Discussion of Significant Audit Strategy Changes and Changes to Significant Risks

   The auditor should communicate to the Audit Committee significant changes to the planned audit strategy or the significant risks identified and the reasons for such changes.

   During the course of our audit, there were no significant changes to the audit strategy or the risk assessment communicated to the Audit Committee on December 7, 2018.

2. Significant Accounting Policies and Practices

The auditor should determine that the Audit Committee is informed about the initial selection of and changes in significant accounting policies or the application of such policies in the current period and the effect on the financial statements or disclosures of significant policies in controversial areas and areas for which there is a lack of authoritative guidance. Additionally, the auditor should communicate all alternative treatments permissible pursuant to accounting principles generally accepted in the United States ("GAAP") for policies and practices related to material items that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the auditor. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by GAAP. The auditor should also communicate the results of the auditor's evaluation of, and conclusions about, the qualitative aspects of the Company's significant accounting policies and practices, including situations in which the auditor identified bias in management's judgments about the amounts and disclosures in the financial statements.

There have been no changes in significant accounting policies or their application except the Company adopted ASC 606, Revenue from Contracts With Customer.

3. Critical Accounting Policies and Practices

The auditor should discuss with the Audit Committee all critical accounting policies and practices, including the reasons certain policies and practices are considered critical, and how current and anticipated future events might affect the determination of whether certain policies and practices are considered critical. Critical accounting policies and practices are those that are both most important to the portrayal of the company's financial condition and results, and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Critical accounting policies and practices might change from year to year. The auditor should also communicate the auditor's assessment of management's disclosures related to the critical accounting policies and practices, along with any significant modifications to the disclosure of those policies and practices proposed by the auditor that management did not make.

There are no specific matters that we believe should be communicated to you. However, we would be pleased to meet with you at your convenience to discuss these matters in detail. Since the primary responsibility for establishing the Company's accounting principles and practices rest with management, such a discussion should generally include the Company's management as a participant.

4. Critical Accounting Estimates

A critical accounting estimate is an accounting estimate where (a) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (b) the impact of the estimate on financial condition or operating performance is material. The Audit Committee should be informed about the process used by management in formulating critical accounting estimates, including significant assumptions used and any significant changes management made to the processes used to develop critical accounting estimates or significant assumptions, a description of management's reasons for the changes, and the effects of the changes on the financial statements. The auditor should also communicate the results of the auditor's evaluation of the differences between (i) estimates best supported by the audit evidence and (ii) estimates included in the financial statements, which are individually reasonable, that indicate a possible bias on the part of the Company's management. The basis for the auditor's conclusions regarding the reasonableness of the critical accounting estimates should also be communicated.

There have not been any critical accounting estimates made by management.

5. Significant Unusual Transactions

The auditor should communicate the policies and practices management used to account for significant unusual transactions, including those outside the normal course of business or that otherwise appear to be unusual due to their timing, size or nature. The auditor should also communicate the auditor's understanding of the business rationale for such transactions.

There have been no significant unusual transactions.

6. Financial Statement Presentation

The auditor should communicate the results of the auditor's evaluation of whether the presentation of the financial statements and the related disclosures are in conformity with GAAP, including the auditor's consideration of the form, arrangement, and content of the financial statements (including the accompanying notes), encompassing matters such as the terminology used, the amount of detail given, the classification of items, and the bases of amounts set forth.

There are no matters regarding the financial statement presentation that we believe should be communicated to you.

7. Related Parties

The Audit Committee should be informed regarding the identification of relationships or transactions previously undisclosed, identification of significant related party transactions which were not authorized or approved in accordance with the Company's processes, identification of significant related party transactions where exceptions to the Company's processes were granted, a description of evidence obtained by the auditor regarding management's assertion in the financial statements that related party transactions were conducted at arm's length, and identification of significant related party transactions that appear to lack business purpose.

There are no matters regarding related parties that we believe should be communicated to you.

8. Adoption of New Accounting Standards That Are Not Yet Effective

The Audit Committee should be informed about situations in which the auditor identified a concern regarding management's anticipated application of accounting standards that have been issued but are not yet effective and might have a significant effect on future financial reporting;

To our knowledge there has not been any new anticipated application of accounting standards that have been issued but are not yet effective that might have a significant effect on future financial reporting.

9. Supplemental Information in Documents Containing Audited Financial Statements

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents The Schedule I: Computation of Net Capital Under Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III: Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, Auditing Supplemental Information Accompanying Audited Financial Statements.

Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

10. Exceptions to Exemption Provisions

Attestation Std. No. 2, Review Engagements Regarding Exemption Reports of Brokers and Dealers, paragraph 15, requires the auditor to communicate to the audit committee and management any exceptions to the exemption provisions identified during the exemption report review, along with information about how the exception(s) cause the broker-dealer's assertions not to be fairly stated, in all material respects.

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

11. Uncorrected and Corrected Misstatements

The auditor should provide the Audit Committee with the schedule of uncorrected misstatements related to accounts and disclosures that the auditor presented to management. The auditor should discuss with the Audit Committee (or determine that management has adequately discussed with the Audit Committee) the basis for the determination that the uncorrected misstatements were immaterial, including the qualitative factors considered. The auditor also should communicate that uncorrected misstatements or matters underlying those uncorrected misstatements could potentially cause future-period financial statements to be materially misstated, even if the auditor has concluded that the uncorrected misstatements are immaterial to the financial statements under audit.

The auditor should communicate to the Audit Committee those corrected misstatements, other than those that are clearly trivial, related to accounts and disclosures that might not have been detected except through the auditing procedures performed, and discuss with the Audit Committee the implications that such corrected misstatements might have on the Company's financial reporting process.

There are no unadjusted financial statement misstatements proposed by us during the engagement.

We have attached a schedule of the corrected misstatements that in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of these misstatements, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

12. Disagreements with Management

The auditor should communicate to the Audit Committee any disagreements with management about matters, whether or not satisfactorily resolved, that individually or in the aggregate could be significant to the Company's financial statements or the auditor's report. Disagreements with management do not include differences of opinion based on incomplete facts or preliminary information that are later resolved by the auditor obtaining additional relevant facts or information prior to the issuance of the auditor's report.

There were no such disagreements.

13. Consultation with Other Accountants about Significant Matters

When the auditor is aware that management has consulted with other accountants about significant accounting or auditing matters, the auditor's views about the subject of the consultation should be communicated to the Audit Committee and should only be related to those matters which the auditor has identified a concern.

To our knowledge, no such consultations were made by management.

14. The Auditor's Evaluation of Going Concern

The auditor should communicate to the Audit Committee whenever events or circumstances are identified that may affect the Company's ability to continue as a going concern.

No going concern matters were noted during the performance of the audit.

15. Departure from the Auditor's Standard Report

The auditor should communicate to the Audit Committee matters related to the modification of the auditors' report, the reasons for the modification and the inclusion of explanatory language or an explanatory paragraph and the reasons for the explanatory language or paragraph.

There were no modifications to our opinion or explanatory language included in our standard audit report on the Company's financial statements.

16. Difficulties Encountered in Performing the Audit

Significant difficulties encountered in dealing with management that related to the performance of the audit are required to be brought to the attention of the Audit Committee, including matters that are contentious for which the auditor consulted outside the engagement team and the auditor reasonably determined are relevant to the Audit Committee's oversight of the financial reporting process.

We have not experienced any significant difficulties in performing the audit or matters that are contentious for which the auditor consulted outside the engagement team.

17. Fraud and Illegal Acts

The Audit Committee should be adequately informed of fraud and illegal acts coming to the auditor's attention during the course of the audit.

No fraud or illegal acts were noted.

18. Material Written Communications Between the Auditors and Management

In addition to the engagement letter, our audit planning letter, and independence letter which have been provided to the Audit Committee, the auditor is required to communicate to the Audit Committee other written communications between the auditor and the Company's management.

During the course of our audit we have made the following written communications with management:

a. Management representation letter

19. Independence and Non-Audit Services

The Audit Committee should be provided with a description of the types of non-audit services rendered during the year and total fees received for such services.

We hereby confirm that as of the date of this letter, we are independent accountants with respect to the Company, within the meaning of the Securities Acts administered by the Securities and Exchange Commission, and the requirements of the Public Company Accounting Oversight Board.

We have not provided any non-audit services to the Company.

20. Other Matters

The auditor should communicate to the Audit Committee other matters arising from the audit that are significant to the oversight of the Company's financial reporting process. This communication includes, among other matters, complaints or concerns regarding accounting or auditing matters that have come to the auditor's attention during the audit and the results of the auditor's procedures regarding such matters.

We are not aware of any such other matters.

This report is intended solely for the use of the Audit Committee, Board of Directors, management, and others within the Company, the SEC, and FINRA, and should not be used by anyone other than these specified parties.

Very truly yours,

Marcum LLP

J. Michael Silvia, CPA
Partner

JMS/ks